Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
August 26, 2025

IPERIONX RECEIVES $12.5M U.S. GOVERNMENT FUNDING TO ACCELERATE EXPANSION OF U.S. TITANIUM PRODUCTION

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) announces that the U.S. Department of Defense (DoD) has obligated US$12.5 million under IperionX’s previously announced US$47.1 million award to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain.

In response to the strategic need for increased production capacity of domestic primary titanium metal and manufactured titanium metal components, the project scope under the Industrial Base Analysis and Sustainment (IBAS) program has been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus.

The  US$12.5 million will be applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,000 metric tons per year at the Virginia Titanium Manufacturing Campus. Major incremental capacity categories include titanium deoxygenation, sintering and powder metallurgy consolidation systems; near-net-shape component manufacturing and ancillary infrastructure upgrades. IperionX will provide a market update with additional details on the accelerated growth plans for the Virginia Titanium Manufacturing Campus.

The US$12.5 million in funding follows on from the US$5 million previously obligated to advance the titanium, zircon and rare earth critical mineral-rich ‘Titan Critical Minerals Project’ in Tennessee to shovel-ready status, with a definitive feasibility study underway and on-track for completion in the first half of 2026.

Total funding obligations received under the DoD award now stand at US$17.5 million, with the remaining US$29.6 million expected to be obligated by the DoD over the contract term to support additional titanium production capacity at the Virginia Titanium Manufacturing Campus.

Anastasios (Taso) Arima, IperionX CEO said:

“This new U.S. Government obligation allows IperionX to move immediately to secure long-lead capital equipment and lock in manufacturing slots with key suppliers. It accelerates our imminent Virginia expansion beyond 1,000 tpa of high-performance titanium manufactured products, and advances a fully integrated, low-cost and traceable American titanium supply chain for defense and commercial customers.

We are executing a multi-phase modular scale-up in titanium production and manufacturing capacity — and this commitment from the DoD is a strong endorsement of our technology, our team, and our mission to reshore a resilient titanium production supply chain in the United States.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Amended Contract Details

IperionX previously announced an award of up to US$47.1 million from the United States of America (U.S. Government) to strengthen the U.S. defense industrial base, which remains in place and with total contract value unchanged.

Under the amended contract between IperionX and the U.S. Government, the parties will fund a scale-up development program with a combined investment of up to US$95.2 million; US$47.1 million from the U.S. Government and US$48.1 million from IperionX.

The amendment extends the performance period from 24 to 30 months from the date of the initial award to accommodate the expanded scope, which targets an increase in titanium production and manufacturing capacity at IperionX’s Titanium Manufacturing Campus to more than 1,000 metric tons per year. IperionX’s US$48.1 million cost share relates to incremental capital and operating costs required to execute the production expansion, which would be incurred irrespective of the timing or receipt of the U.S. Government funding.

The U.S. Government has previously obligated US$5 million to be applied to Titan Critical Minerals Project feasibility studies, and the remaining US$29.6 million awarded under the contract is expected to be obligated by the U.S. Government over the duration of the agreement, with the funds to be applied to increased titanium production capacity at IperionX’s Titanium Manufacturing Campus. The U.S. Government reserves the right to decline funding obligations on technical progress, agency needs, and availability of appropriations. Either party may terminate the contract at any time.

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.